1900 K Street, NW

Washington, DC 20006-1110

+1 202 261 3300 Main

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www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com

+1 202 261 3464 Direct

+1 202 261 3164 Fax

May 1, 2025

VIA EDGAR

Brian Szilagyi

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Mr. Szilagyi:

On behalf of TIAA-CREF Funds (the “Registrant”), we are responding to certain comments received from you telephonically on April 1, 2025 based on your review of the Registrant’s May 31, 2024 Annual Shareholder Report filed on Form N-CSR on August 6, 2024 (the “Report”) for the Nuveen Lifecycle Funds, Lifecycle Index Funds, Lifestyle Funds and Managed Allocation Fund (collectively, the “Funds”).

Set forth below are the SEC staff’s (the “Staff”) comments on the Report followed by responses on behalf of the Registrant. Capitalized terms used herein have the same meaning as in the Report.

1.   The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comment, action or absence of action from the Staff.

The Registrant respectfully acknowledges this comment from the Staff.

2.   In the Financial Highlights, please add a footnote to the net investment income ratios describing that the ratios do not reflect the proportionate share of income and expenses of the underlying funds in which the Fund invests. See ASC 946-205-50-16.

Within the Financial Highlights, the following footnotes accompany the ratios of Gross Expenses to Average Net Assets and Net Expenses to Average Net Assets:

Nuveen Lifecycle Index Funds

Brian Szilagyi

May 1, 2025

The Fund’s expenses include the expenses of the Underlying Funds.

Nuveen Lifecycle Funds

The Fund’s expenses include the expenses of the Underlying Funds, excluding the expenses of the Dividend Growth, Dividend Value, Growth Opportunities ETF and the TIAA-CREF Real Property Fund LP.

Nuveen Lifestyle Funds and Managed Allocation Fund

The Fund’s expenses do not include the expenses of the Underlying Funds.

On a prospective basis, each Fund’s respective footnote described above will also be added to the Fund’s ratios of Net Investment Income to Average Net Assets and “expenses” underlined in the disclosures noted above will be changed to “ratios” to read as follows:

The Fund’s ratios include the expenses and exclude the income of the Underlying Funds.

The Fund’s ratios include the expenses of the Underlying Funds, excluding the expenses of the Dividend Growth, Dividend Value, Growth Opportunities ETF and the TIAA-CREF Real Property Fund LP and exclude the income of the Underlying Funds.

The Fund’s ratios do not include the expenses or income of the Underlying Funds.

3.   For Item 4.b. of Form N-CSR, please include a sufficient description of the nature of the services comprising the Audit-Related Fees in the categories of services provided by the principal accountant for the last two fiscal years.

On a prospective basis, the Registrant will sufficiently describe the nature of the services comprising the fees disclosed under this category.

4.   Please explain how Item 10 of Form N-CSR meets the requirements to disclose the aggregate renumeration paid by the Registrant during the reporting period. If the disclosure is in multiple locations in Item 7, please consider Question 3 in the Tailored Shareholder Reports Frequently Asked Questions (“FAQ #3”) to more effectively communicate relevant information to shareholders.

Tailored Shareholder Report FAQ #3 states, “In the Adopting Release, the Commission stated that a fund would be permitted to prepare and file combined financial statements that include multiple series or portfolios in a trust to satisfy Item 7 of amended Form N-CSR provided such financial statement presentation is consistent with Regulation S-X. Therefore, responses to individual Form N-CSR items could include responses with respect to multiple series or portfolios in a trust.” For the Funds, remuneration paid to directors, officers and others is included in the Statement of Operations included within Item 7 of Form N-CSR under the line item “Trustee Fees” and “Management Fees.” As such, Item 10 of Form N-CSR referenced the Statement of Operations. Prospectively, Item 10 of Form N-CSR will be revised to meet the requirements of FAQ #3 and disclose the following:

Brian Szilagyi

May 1, 2025

The aggregate remuneration paid to the trustees (all of whom are independent) by each Fund is reported as “Trustees fees” on the Statement of Operations under Item 7 of this Form N-CSR.

The Funds do not pay any remuneration to their officers. The aggregate remuneration paid by each Fund to Teachers Advisors, LLC, the Funds’ investment adviser and an affiliate of the Funds’ officers, is reported as “Management fees” on the Statement of Operations under Item 7 of this Form N-CSR.

5.   Certain of the Funds hold a significant amount of their net assets in underlying funds. Please include disclosure in the financial statements describing how shareholders may obtain the financial statements of the underlying funds in which the Funds invest. See the Dear CFO Letter dated November 22, 2019, IM-DCFO 1997-02 Fund of Funds Considerations.

On a prospective basis, the Funds, will include the following disclosure in Note 8 of the “Notes to Financial Statements” section, (new language bold and underlined), as applicable:

Investments in other investment companies advised by the Adviser and Nuveen Fund Advisors, LLC are deemed to be affiliated investments. A complete schedule of the portfolio holdings for each of the affiliated investments is filed with the Securities and Exchange Commission (SEC) for the first and third quarters of each fiscal year on Form N-PORT and is available on the SEC’s website at www.sec.gov. A copy of the annual report, semi-annual report and financial statements is available for each of the affiliated investments at https://www.nuveen.com/en-us/mutual-funds/prospectuses, or upon request by calling (800) 257-8787.

6.   For Classes I and R6, the line graphs presented for these classes of the Funds are not based on the Classes’ required minimum investment if that amount exceeds $10,000. Please explain why the graphs do not conform to Item 27A(d)(2), Instruction 1 of Form N-1A.

The Registrant respectfully directs the Staff’s attention to the disclosure included in the Funds’ Prospectuses dated October 1, 2024, which state the following for each Class I and Class R6 Shares, respectively:

Class I Shares

Class I shares are available for purchase by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations. The minimum initial investment for such clients is $100,000, but this minimum will be lowered to $250 for clients of financial intermediaries that have accounts holding Class I shares with an aggregate value of at least $100,000. Nuveen Securities may also lower the minimum to $250 for clients of financial intermediaries anticipated to reach this Class I share holdings level. (emphasis added).

Class I shares are also available for purchase by family offices and their clients. A family office is a company that provides certain financial and other services to a high net worth family or families. The minimum initial investment for family offices and their clients is $100,000, but this minimum will be lowered to $250 for clients of family offices that have accounts holding Class I shares with an aggregate value of at least $100,000. Nuveen Securities may also lower the minimum to $250 for clients of family offices anticipated to reach this Class I share holdings level. Class I shares are also available for purchase by Direct Purchasers (existing Direct Purchasers only). (emphasis added).

Brian Szilagyi

May 1, 2025

Class R6 Shares

Class R6 shares are available to certain qualified retirement plans and other investors. There is no minimum initial investment for qualified retirement plans, health savings accounts and 529 savings plans. Class R6 shares are also available for purchase by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations. The minimum initial investment for such clients is $1,000. Nuveen Securities may also waive the minimum for clients of financial intermediaries anticipated to reach this Class R6 shareholdings level. All other eligible investors must meet a minimum initial investment of at least $1,000,000 in the Fund. (emphasis added).

The Funds’ Prospectus also discloses that Class I Shares are available for purchase with no minimum initial investment for certain categories of investors. As such, the Registrant confirms that line graph computation on a minimum investment of $10,000 complies with Item 27A(d)(2), Instruction 1 of Form N-1A, since the required minimum initial investment for Class I and Class R6 is less than $10,000 for certain categories of investors.

7.   With respect to the Fund expenses, the computation included in the Report appears to be the Fund expenses multiplied by $10,000 rather than the Fund expenses multiplied by the average annual account value over the period based on an investment of $10,000 at the beginning of the period as required by Item 27A(c), Instruction 2 of Form N-1A. Please review the calculation and supplementally confirm if the information is correct. If it is incorrect, please supplementally describe what controls will be implemented to comply with this Item in the future.

The Registrant agrees with the Staff that the expenses presented for each Fund were multiplied by $10,000 rather than the Fund’s expenses multiplied by the average annual account value over the period based on an investment of $10,000 at the beginning of the period.

The Registrant will include in future shareholder reports the computation for Fund Expenses Example as provided in Form N-1A, Item 27A(c), Instruction 2. The correct computation was included for each Fund beginning with the Funds’ semi-annual report for the six months ended November 30, 2024.

8.   Please describe why the response to Item B.7. of Form N-CEN is marked “no” if the Registrant is the issuer of a class of securities registered under the Securities Act of 1933.

The Registrant confirms that Item B.7 of Form N-CEN should be marked “yes” and the Registrant will revise the response to Item B.7 in future Form N-CEN filings.

9.   Rule 304 of Regulation S-T requires that textural information be searchable for investors and users. It appears that the structure of the financial statements as filed on EDGAR render the filing unsearchable. In particular, it appears there are additional spaces in such images that make text searches not possible. Please describe how the Registrant plans to correct its processes to comply with Regulation S-T.

The Registrant was unaware that the structure of the financial statements filed on EDGAR rendered the filing unsearchable. The Registrant is working with its EDGAR filing agent to ensure that the necessary

Brian Szilagyi

May 1, 2025

conversions occur to avoid this recurrence. On a prospective basis, the Registrant will ensure the financial statements filed on EDGAR comply with Regulation S-T.

* * * *

If you have any questions, please do not hesitate to call me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel
cc:	Jeremy Franklin, Nuveen

Gina Spunder, Nuveen